# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amplify Energy Corp., CIK 0001533924
CUSIP: 03212B103
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 500 DALLAS STREET, SUITE 1700, HOUSTON, Texas (TX), 77002
Date of event which requires filing of this statement: 03/16/2026
Amends the filing with accession number 0000897101-25-000218
Filed by CIK 0002014854
Persons authorized to receive notices and communications: RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Stoney Lonesome HF LP (CIK 0002014854): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,504,347; sole dispositive power 0; shared dispositive power 2,504,347; aggregate amount beneficially owned 2,504,347 (6.1% of the class)
- COGHILL CAPITAL MANAGEMENT LLC (CIK 0001162675): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,504,347; sole dispositive power 0; shared dispositive power 2,504,347; aggregate amount beneficially owned 2,504,347 (6.1% of the class)
- Drake Helix Holdings, LLC (CIK 0002077865): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); source of funds: working capital (WC); sole voting power 0; shared voting power 83,000; sole dispositive power 0; shared dispositive power 83,000; aggregate amount beneficially owned 83,000 (0.2% of the class)
- CDC Financial, Inc. (CIK 0002077836): type of reporting person: corporation (CO); citizenship or place of organization: Illinois (IL); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,587,347; sole dispositive power 0; shared dispositive power 2,587,347; aggregate amount beneficially owned 2,587,347 (6.3% of the class)
- COGHILL CLINT D (CIK 0001235155): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 2,410; shared voting power 2,587,347; sole dispositive power 2,410; shared dispositive power 2,587,347; aggregate amount beneficially owned 2,589,757 (6.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Amplify Energy Corp.
Address of issuer's principal executive offices: 500 DALLAS STREET, SUITE 1700, HOUSTON, Texas (TX), 77002

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Stoney Lonesome and Drake Helix were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,504,347 Shares directly owned by Stoney Lonesome is approximately $14,080,771, including brokerage commissions. The aggregate purchase price of the 83,000 Shares directly owned by Drake Helix is approximately $519,357, including brokerage commissions. The Shares directly owned by Mr. Coghill were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,410 Shares directly owned by Mr. Coghill is approximately $16,750, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 41,265,055 Shares outstanding as of February 28, 2026, which is the total number of Shares outstanding as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2026.

As of the date hereof, Stoney Lonesome directly beneficially owned 2,504,347 Shares, constituting approximately 6.1% of the Shares outstanding. CCM, as the general partner of Stoney Lonesome, may be deemed the beneficial owner of the 2,504,347 Shares directly owned by Stoney Lonesome, constituting approximately 6.1% of the Shares outstanding.

As of the date hereof, Drake Helix directly beneficially owned 83,000 Shares, constituting approximately 0.2% of the Shares outstanding.

CDC Financial, as the managing member of each of CCM and Drake Helix, may be deemed the beneficial owner of the (i) 2,504,347 Shares directly owned by Stoney Lonesome and (ii) 83,000 Shares directly owned by Drake Helix, constituting approximately 6.3% of the Shares outstanding.

As of the date hereof, Mr. Coghill directly beneficially owned 2,410 Shares, constituting approximately 0.01% of the Shares outstanding. Mr. Coghill, as the President and sole shareholder of CDC Financial, may also be deemed the beneficial owner of the (i) 2,504,347 Shares directly owned by Stoney Lonesome and (ii) 83,000 Shares directly owned by Drake Helix, which, together with the 2,410 Shares he directly owns, constitutes an aggregate of 2,589,757 Shares, constituting approximately 6.3% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

The transactions in securities of the Issuer by the Reporting Persons during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

2 - Transactions in Securities.

## Signatures
- Stoney Lonesome HF LP: /s/ Clint D. Coghill, Clint D. Coghill, President and sole shareholder of the managing member of its general partner (03/17/2026)
- COGHILL CAPITAL MANAGEMENT LLC: /s/ Clint D. Coghill, Clint D. Coghill, President and sole shareholder of its managing member (03/17/2026)
- Drake Helix Holdings, LLC: /s/ Clint D. Coghill, Clint D. Coghill, President and sole shareholder of its managing member (03/17/2026)
- CDC Financial, Inc.: /s/ Clint D. Coghill, Clint D. Coghill, President and sole shareholder (03/17/2026)
- COGHILL CLINT D: /s/ Clint D. Coghill, Clint D. Coghill (03/17/2026)